SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Publicly-Held Company

Tax ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

SECOND CALL NOTICE

The shareholders of GAFISA S.A. (“Company”) are hereby invited to meet, on June 9, 2011, at 10 a.m., on second call, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida das Nações Unidas, 8501, 19th floor, in the Extraordinary General Shareholders’ Meetings, to decide on the following agenda:

(i)            To amend Article 5th of Company’s By-laws, in order to reflect capital increases approved by the Board of Directors, within the limit of the authorized capital of the Company, up to the date of the General Shareholders’ Meeting; and

(ii)          To substantially review and amend the following provisions of the Company’s By-laws, highlighting to the following amendments and inclusions (references to articles of the By-laws consider the number in the proposal for amendment of the By-laws, as sent through the IPE  system on the occasion of the call for the Meeting):

(a)    include corporate governance general guidelines to guide the administration (article 17);

(b)   amend in the process for the election of members to the Board of Directors (articles 18 to 21);

(c)    formalize the advisory committees (Section IV.IV, articles 40 to 47);

(d)   include limitation on voting rights (article 6th and items “c” and “d” of article 67);

(e)    include rules providing for a tender offer in the event that a position of 30% of the Company’s capital stock is reached (Chapter VIII, articles 62 to 68);

(f)    update of Executive Officers’ functions (articles 30 to 37); and

(g)   other necessary adaptations and improvements (articles 1st and 2nd, article 8th, §6 of article 9th, article 10, article 11, article 13, article 15, articles 22 to 25, article 27, articles 48 and 49, article 52, articles 55 to 61, article 70).

General Information:

-       The documents and information referred required by CVM Instruction No. 481 issued on December 17, 2009 were provided to the Brazilian Securities Commission (CVM) through the System of Periodical Information (IPE), in accordance with Article 6th of the abovementioned Instruction, and are at the Shareholders’ disposal at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri/), and in the websites of BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and of the Brazilian Securities Commission (www.cvm.gov.br).

-       For purposes of facilitating the deliberation process, voting in connection with the amendments proposed to the By-laws, pursuant to item (ii) above, shall be conducted separately for each of the matters discriminated in said item (ii) above. In addition, if any shareholder so requires, it may vote in regard of any specific provision considered alone, among those of the submitted proposal.

-       This second call notice repeats the items of the first call notice, only with the addition, for purposes of better informing the shareholders, of references to the specific provisions of the By-laws which are subject to amendment, in accordance with the proposal submitted to the shareholders and sent through the IPE system

-       Shareholders or their attorneys-in-fact shall attend to the General Meeting holding documents which evidence their identity.

-       The Shareholders participating of the Fungible Custody of Registered Shares of BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros who wish to participate in the General Meeting shall deliver a statement containing their corresponding equity interest, issued by the competent depositary institution, at least forty-eight (48) hours before the holding of the General Meeting.

-       The Shareholders are requested to deliver the proxies granting special powers for purposes of representation at the General Meeting referred to herein at the Company’s headquarters, in the Investor Relations Department, up to June 7, 2011.

São Paulo, May 5, 2011.

Caio Racy Mattar

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 06, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer